FY2019 Summary

TOYOTA Report

From April 1 to September 30, 2018

Contents





FUEL CELL BUS
RIDE SHARING 37
MOBILITY FOR ALL

Worldwide Olympic Partner

TOYOTA

Worldwide Paralympic Partner

To Our Shareholders


November 2018

I would like to express my sincere gratitude for your continued support and understanding in relation to our company.

The automotive industry is now facing an era of tremendous change—a once-in-a-century period of profound transformation—characterized by the technological innovation called CASE (i.e., Connectivity, Automation, Sharing and Electrification).

The cars of tomorrow will be part of a social system using information to connect to cities and a variety of services supporting people's daily activities.

Against this background, I am firmly committed to transforming Toyota from a "car making company" into a "mobility company" that offers various mobility-related services.

The future mobility society will not be created solely by Toyota; it is imperative that our partners share our vision and work together with us toward a common goal.

Our strategy for forming partnerships comprises three pillars. The first is to strengthen ties with Group companies with the same roots as Toyota, such as Denso and Aisin, under the strategy of "home and away." The second is to forge alliances with automakers outside the Group that share our desire for manufacturing better cars. The third is to proactively leverage tie-ups with companies of other industries that provide mobility services.

Together with partners who share our vision, through pooling our knowledge and mutual improvement, I would like to establish a future mobility society as quickly as possible, where everyone can enjoy safe and comfortable travel and love their cars.

I welcome your expectations on our future envisioned mobility society, and look forward to your continued support.

Financial Highlights

Consolidated Financial Results

First half / Full year

Consolidated Vehicle Sales



(thousands of units)
10,000
7,500
5,000
2,500
0
8,972
8,681
8,971
8,964
4,419
2015
2016
2017
2018
2019
(FY)

Net Revenues



(trillions of yen)
32
24
16
8
0
27.2
28.4
27.5
29.3
14.6
2015
2016
2017
2018
2019
(FY)

Operating Income



(billions of yen)
3,000
2,000
1,000
0
2,750.5
2,853.9
1,994.3
2,399.8
1,216.8
2015
2016
2017
2018
2019
(FY)

Net Income Attributable to Toyota Motor Corporation



(billions of yen)
3,000
2,000
1,000
0
2,173.3
2,312.6
1,831.1
2,493.9
1,242.3
2015
2016
2017
2018
2019
(FY)

Shareholders Return

Annual Dividends per Share of Common Stock



(yen)
Interim
Year-end
250
200
150
100
50
0
200
125
75
210
110
100
210
110
100
220
120
100
Interim
100
2015
2016
2017
2018
2019
(FY)

Note: Prescribed dividends are paid to shareholders holding First Series Model AA Class Shares.

Repurchase of Treasury Stock (for Shareholders Return)



(billions of yen)
800
600
400
200
0
293.3
639.3*
449.9
549.9
250.0
(max. for first half)
2015
2016
2017
2018
2019
(FY)

* Excluding 349.9 billion yen for share repurchases to avoid dilution of shares due to the issuance of First Series Model AA Class Shares.

Toyota financial results | Search

For more detailed financial information, please see the financial results posted on Toyota's corporate website.
http://www.toyota-global.com/investors/financial_result/

Headlines for First Half of FY2019

Apr.

Toyota Announces Plan to Merge Tokyo Sales Companies to Establish a New Company

Toyota announced plans to merge TOYOTA Tokyo Sales Holdings, Tokyo Toyota Motor, Tokyo Toyopet Motor Sales, Tokyo Toyota Corolla, and Netz Toyota Tokyo—on April 1, 2019, establishing a new company.

Toyota will examine how to develop a structure, fostered through the integration process, to promote Tokyo ReBORN, which aims to address issues unique to the Tokyo area, ahead of the Olympic and Paralympic Games Tokyo 2020.

Toyota Advances Mobility as a Service (MaaS) Strategy with Strategic Investment and Collaboration with Grab - Invest $1 Billion in Grab -

Toyota has executed an agreement with Grab, the leading ride-hailing company in Southeast Asia, to strengthen their existing partnership in area of MaaS, and has decided to invest $1 billion in Glab to further enhance its relationship.

Toyota, and Grab will look for future collaborations aimed at achieving more-efficient ride-hailing businesses and will start considering developing future mobility services and MaaS vehicles in Southeast Asia.

Jun.

Toyota Accelerates Enhancing Competitiveness of Toyota Group for "Once-in-a-Century Period of Profound Transformation"

Toyota has reached agreements with Denso and Toyota Tsusho under the "home and away" concept. These agreements set out, respectively, the integration of Toyota's core electronic component operations at Denso, and the possible transfer of Toyota's sales and marketing operations in the African market to Toyota Tsusho.

To survive in this era of profound transformation, Toyota is accelerating its efforts to enhance the competitiveness of the overall Toyota Group by further strengthening coordination within the Group.

DENSO Crafting the Core

TOYOTA TSUSHO CORPORATION

TOYOTA

Historic First Victory at Le Mans



TOYOTA GAZOO Racing took the checkered flag in the #8 TS050 HYBRID at the 86th Le Mans 24 Hours endurance race. Second place went to the #7 TS050 HYBRID. It was a perfect race, with the two cars never relinquishing their hold on the top two positions from the pole position —complete domination of the Le Mans 24 Hours endurance race.

This victory also marked the first time in Le Mans history that a Japanese driver won in a Japanese car.



Toyota Begins to Make "Connected Vehicles" its New Standard

The redesigned Crown and all-new Corolla Sport come standard with an on-board Data Communication Module (DCM), and Toyota can provide various connected services* through its proprietary Mobility Service Platform (MSPF), an information infrastructure developed by the Company for connected cars. Going forward, Toyota aims to equip almost all of its new passenger vehicles in its domestic market with DCM, and will direct concerted effort into providing safety services using vehicle data uploaded to the MSPF and into building bases of operation for the required manufacturer and dealership services.

*Example: A virtual agent, i.e., artificial intelligence (AI), can recognize a driver or passenger's natural speech and respond to requests, such as setting a destination for the navigation system. The virtual agent is also designed to understand complicated requests, such as "Please search for Soba restaurant around here, preferably one with a parking lot."





Jul.

Toyota Founder Kiichiro Toyoda was Inducted into U.S. Automotive Hall of Fame



Toyota founder Kiichiro Toyoda was inducted into the 2018 class of the Automotive Hall of Fame in the United States, and was cited for his extraordinary vision and entrepreneurial spirit at the time Toyota was established.

On this occasion, Toyota President Akio Toyoda commented, "Kiichiro boldly changed Toyota's business model from automatic looms to automobiles without being constrained by previous successes. As his induction came at a time when our industry is facing profound changes, I believe his induction message today would be encouragement from Kiichiro to work hard for the future mobility society, even if success is not immediate."

Aug.

Toyota Extends Collaboration with Uber to Automated Vehicle Technologies - Invests $500 Million in Uber -

Toyota will introduce vehicles into Uber's ride-sharing network that are specifically made for ride-sharing operations and that feature both Toyota Guardian automated safety support system and Uber's Autonomous Driving System. The goal is to promote the expansion of ride-sharing services using automated driving technologies. In addition, Toyota invests $500 million in Uber.



Oct.

Toyota and SoftBank Establish Joint Venture for New Mobility Services

SoftBank and Toyota will establish a new company, MONET Technologies Corporation ("MONET*"), and plan to launch joint operations before the end of the 2018 fiscal year. The objective of MONET is to realize a safer and more comfortable mobility society by combining SoftBank's corporate philosophy, "Information Revolution — Happiness for everyone," with Toyota's vision of "Mobility for All."

*The name MONET combines the first letters of the words "mobility network" and was chosen to embody the desire of both companies to build a mobility network that provides safer and more comfortable mobilities to everyone.


SoftBank
TOYOTA

Report of the 114th Ordinary General Shareholders' Meeting

The 114th Ordinary General Shareholders' Meeting was held on Thursday, June 14, 2018, at Toyota Head Office.
A selection of questions and answers from that meeting are detailed below.

Olympics/Paralympics

Shareholder: What significance do the Olympics and Paralympics hold for Toyota?


Vice Chairman Shigeru Hayakawa's answer:

These events are opportunities to showcase a more comfortable mobility society. Through meetings with Sir Philip Craven, a former president of the International Paralympic Committee, President Toyoda came to realize that when someone wants to take on a challenge, ***mobility should not be an obstacle to overcome but rather an opportunity to make dreams come true***.


Additional comment from Executive Vice President Koji Kobayashi:

Toyota employees move around in wheelchairs picking up garbage and enjoying sports with disabled people, and by doing so, ***they develop an appreciation of diversity and a greater sense of compassion. And they realize they can do more to help customers and contribute to society***. These activities—or rather, these results—are ***priceless, not in terms of money, but, I believe, in terms of enhancing Toyota's corporate value***.

Reason for not following sales volume

Shareholder: Once more, I would like Toyota to stick to the numerical targets on global sales volume.


Executive Vice President Didier Leroy's answer:

To achieve steady growth, we would like to provide safe, high-quality and affordable cars to customers and to focus on sales that values customers. ***We want to be No.1 in the hearts of customers.*** Sales volume and profit will be the result of this effort.

Looking 50-100 years ahead

Shareholder: What are your thoughts about the Company 50 or 100 years from now on?


Executive Vice President Mitsuru Kawai's answer:

People are central regardless of however monozukuri manufacturing evolves. We have to assemble a group of people who dedicate themselves to handling any challenge they face.


Additional comment from President Akio Toyoda:

I hope that, ***in 50 and even 100 years from now, cars will still be loved by scores of people everywhere.*** I also hope that, ***in 50 and even 100 years from now, the company Toyota will still exist and will still be relied on from our home, Japan***. Toward this end, we have to offer what the world needs and demonstrate the capacity to survive fierce competition. Together, determined, we will hone the qualities that make Toyota unique—that is, the Toyota Production System and cost reduction—and continue a constant, daily fight for survival. The enduring support of our shareholders will, as always, be integral to our success.

Making autonomous vehicles a reality

Shareholder: Will self-driving cars actually be able to operate on highways?


Executive Vice President Shigeki Tomoyama's answer:

At Toyota, we have ***a concept—the Mobility Teammate Concept—for autonomous driving that lets driver and car help each other reduce accidents***. The development process prioritizes cost, reliability, practical application and, of course, the elimination of traffic accidents. In 2020, we plan to commercialize Highway Teammate, which facilitates autonomous driving on highways from on-ramp all the way through to the off-ramp, and executes passing and changing lanes under driver supervision.

Home and away

Shareholder: The media has reported on possible integration of production at Toyota's Hirose Plant with Denso, and the transfer of sales and marketing operations in the African market to Toyota Tsusho. What is going to happen to the Toyota Group?


Executive Vice President Shigeki Terashi's answer:

Applying the home and away stance, we want ***Group companies to hone their particular areas of expertise, which will, on a group-wide basis, sharpen the competitive edge of the entire Toyota Group and boost corporate value***.


Additional comment from President Akio Toyoda:

So if a business is positioned as "away," does that mean Toyota is distancing itself from it? No, not at all. What we have is a sense of crisis—there is no time for infighting. ***This is an essential Group strategy for consolidating the overall strengths of the Group and surviving in a highly competitive environment, guided by the desire to create a bright future for Japan and a future for mobility***.

Beloved cars

Shareholder: Against a backdrop of electrification, intelligence, and automation, will you still be able to make beloved cars?


Executive Vice President Moritaka Yoshida's answer:

The value that people place on a beloved car is something universal, unchanged even when times or technologies change. What each person might find appealing is not something we can quantify. Engineers drive our cars around, working right to the very end of the monozukuri process to fine-tune all aspects of development.

The look, the ride, the excitement—that's what makes someone want a car. We will continue to build cars—beloved cars—that elicit this feeling.

Stock Information (As of September 30, 2018)

Number of Shares Issued	3,310,097,492

Note: Model AA Class Shares are included.

Number of Shareholders	618,205

Ownership Breakdown

(thousands of shares)


Financial institutions
1,142,293
34.51%
Individuals, etc.
(including treasury stock)
793,786
23.98%
Other corporate entities
679,787
20.54%
Foreign corporate entities and others
694,229
20.97%

Note: Ratio indicates the share of ownership to the total number of shares issued.

Major Shareholders (Top 10)

Name	Number of shares held (thousands)	Ratio of the number of shares held to the total number of shares issued (excluding treasury stock) (%)
Japan Trustee Services Bank, Ltd.	383,473	13.15
Toyota Industries Corporation	232,037	7.96
The Master Trust Bank of Japan, Ltd.	181,606	6.23
Nippon Life Insurance Company	111,379	3.82
JPMorgan Chase Bank, N.A. (Standing proxy: Settlement & Clearing Service Division, Mizuho Bank, Ltd.)	100,456	3.44
State Street Bank and Trust Company (Standing proxy: Settlement & Clearing Service Division, Mizuho Bank, Ltd.)	98,341	3.37
DENSO CORPORATION	89,915	3.08
Mitsui Sumitomo Insurance Company, Limited	57,771	1.98
Trust & Custody Services Bank, Ltd.	56,771	1.95
Tokio Marine & Nichido Fire Insurance Co., Ltd.	51,045	1.75
Total	1,362,794	46.73

Note: The number of treasury stock (393,737 thousand shares) is not included.

Notes for Shareholders

Fiscal year	From April 1 to March 31 of the following year
Ordinary General Shareholders' Meeting	June
Dividend payout confirmation date	Year-end dividend: March 31 Interim dividend: September 30
Stock listings	Japan: Tokyo and Nagoya Overseas: New York and London
Transfer agent	Mitsubishi UFJ Trust and Banking Corporation
Special account management institution	Mitsubishi UFJ Trust and Banking Corporation
Contact	1-1, Nikko-cho, Fuchu-shi, Tokyo, Japan Japan Toll-Free: (0120)232-711
Mailing address	Shin-Tokyo Post Office, PO box No.29, Tokyo 137-8081 Japan Mitsubishi UFJ Trust and Banking Corporation Corporate Agency Division

Notice

Inquiries regarding change of registered address and requests to purchase shares constituting less than one unit

(1) If you have an account with a securities company, please contact your securities company.

(2) If you do not have an account with a securities company and your shares are registered in special accounts, please contact Mitsubishi UFJ Trust and Banking Corporation.

T-ROAD

You are invited to visit the T-ROAD website, which introduces the thoughts and views of Toyota's president, Akio Toyoda, regarding the Company's goals of making ever-better cars and achieving sustainable growth.



Search for "T-ROAD" through any Internet search engine or download the official QR Code Reader "Q," a free smartphone app, to access the T-ROAD website.

Note: Communications charges incurred when accessing the T-ROAD website are to be borne by the user.

Toyota is Worldwide Olympic/Paralympic Partner in the category of vehicles, mobility services and mobility solutions.

TOYOTA

http://www.toyota-global.com/